FOR IMMEDIATE RELEASE	TUESDAY, NOVEMBER 21, 2006

Shell Canada announces innovation in oil sands processing

Calgary, Alberta - Shell Canada announces Shell Enhance™ froth treatment technology, the first commercial application of an innovative high temperature froth treatment processing technology that will reduce costs and improve energy efficiency in oil sands production.

Developed by Shell Canada with the help of government scientists at Natural Resources Canada’s CANMET Energy Technology Centre facility in Devon, Alberta, Shell Enhance froth treatment technology uses high temperatures in the paraffinic froth treatment process to more efficiently remove sand, fine clay particles and other impurities from oil sands froth. Froth is the mixture of oil, solids and water that results from the extraction process. By processing froth at a higher temperature, Shell Canada will be able to use smaller equipment, less water and less energy per barrel than conventional low temperature paraffinic processing. By saving energy, greenhouse gas (GHG) emissions associated with oil sands production are also reduced.

“Shell Canada’s commercialization of Shell Enhance demonstrates the importance of new technology in the responsible development of the oil sands to help meet Canada’s energy needs,” said Clive Mather, President and CEO, Shell Canada Limited. “It also demonstrates our ongoing commitment to the principles of sustainable development."

"Canada's New Government is committed to clean energy as part of our environmental approach for clear air and water," said the Honourable Gary Lunn, Minister of Natural Resources.  "This technology demonstrates Shell Canada's dedication to innovative solutions, and is a great example of how governments and industry can work together to develop clean technologies."

Shell Enhance froth treatment technology is a process that removes sand, fine clay and water from oil sands froth to make clean bitumen suitable for upgrading via hydrogen addition, which is the upgrading method used at Shell Canada’s Scotford Upgrader near Edmonton. Shell Enhance will use higher temperatures to make the separation process happen at a faster and more efficient rate, utilizing less energy.

Compared to Shell Canada’s current paraffinic froth treatment processes, Shell Enhance offers the following benefits:

-	improves energy efficiency by 10 per cent (about 40,000 tonnes of greenhouse gas per year)
-	uses plot space 35 per cent smaller and essential equipment 75 per cent smaller
-	uses 10 per cent less water, and
-	can be modularized, generating construction efficiencies and reducing costs.

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Shell Enhance froth treatment technology will be utilized in the first expansion of the Athabasca Oil Sands Project (AOSP), which was formally launched on November 1, 2006.

Completed in 2003, the AOSP was the first new integrated oil sands project in more than 25 years and uses innovative technology in its oil sands extraction and upgrading processes. The AOSP is the first oil sands project to be ISO 14001 registered demonstrating commitment to continuous improvement in all aspects of operational and environmental performance.

The AOSP consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton, and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media inquiries: Janet Annesley Manager, Public Affairs - Oil Sands (403) 691-2023	Investor inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

Note to Editors:

Shell Canada Limited is a large integrated petroleum company in Canada with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation and Shell Canada’s in situ bitumen business in Alberta. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

NRCan’s CANMET Energy Technology Centre (CETC) in Devon is the Government of Canada’s primary research group for the development of hydrocarbon supply technologies and related environmental technologies, with an emphasis on oil sands and heavy oil.

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future operations. These forward-looking statements include references to the effects and benefits of the Company’s froth treatment technology, including increased operational efficiency. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

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Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, the continued viability of the Company’s froth treatment technology, operational reliability and other factors, many of which are beyond the control of the Company. The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

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